Exhibit 12.1
3D SYSTEMS CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES

	2010	2009	2008	2007	2006	2005
Fixed charges
Interest on debt and capitalized leases	587,252	617,992	917,682	1,829,727	1,645,407	1,755,082
Amortization of debt discount and expense
Interest element of rentals	658,341	568,431	632,700	899,766	788,211	819,180

Total fixed charges	1,245,593	1,186,423	1,550,382	2,729,493	2,433,618	2,574,262

Earnings
Net income (loss)	19,566,000	1,139,000	(6,154,000)	(6,740,000)	(29,280,000)	9,406,000
Addback:
Extraordinary charge	—	—	—	—	—	—
Loss from discontinued operation	—	—	—	—	—	—
Consolidated provision for income taxes	173,000	774,000	294,000	491,000	2,179,000	(1,691,000)
Fixed charges	1,245,593	1,186,423	1,550,382	2,729,493	2,433,618	2,574,262

Subtotal earnings	20,984,593	3,099,423	(4,309,618)	(3,519,507)	(24,667,382)	10,289,262

Less : Undistributed earning of less-than-50% owned affiliates	—	73,000	—	—	—	—

Total earnings	20,984,593	3,026,423	(4,309,618)	(3,519,507)	(24,667,382)	10,289,262

Ratio of earnings to fixed charges	16.8	2.6	(2.8)	(1.3)	(10.1)	4.0

Interest on Rentals Worksheet	2010	2009	2008	2007	2006	2005
Rental expense	1,977,000	1,707,000	1,900,000	2,702,000	2,367,000	2,460,000
Company interest factor	33.3%	33.3%	33.3%	33.3%	33.3%	33.3%
Interest component of rent expense	658,341	568,431	632,700	899,766	788,211	819,180